# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KENNEDY-WILSON HOLDINGS, INC., CIK 0001408100
CUSIP: 489398107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 151 S. El Camino Drive, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 03/15/2026
Filed by CIK 0000901819
Persons authorized to receive notices and communications: William J. McMorrow, 151 S. El Camino Drive, Beverly Hills, California (CA), 90212, (310) 887-6400; Gordon S. Moodie, Debevoise & Plimpton LLP, 66 Hudson Blvd E, New York, New York (NY), 10001, (212) 909-6946

## Reporting persons
- William J. McMorrow (CIK 0000901819): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 11,698,621; shared voting power 0; sole dispositive power 11,698,621; shared dispositive power 0; aggregate amount beneficially owned 11,698,621 (8.4% of the class)
  Comment: Items 7 and 9 include 90,851 shares of Common Stock beneficially owned by Leslie McMorrow, McMorrow's wife. McMorrow disclaims beneficial ownership of the shares owned by his wife. Includes 8,400,118 shares of Common Stock held by the William J. McMorrow Revocable Trust. Includes 8,443 shares of Common Stock held by the John & Sons Retirement Trust.
  
  **The calculation in Item 13 is based on 138,464,514 shares of Common Stock, par value $0.0001 per share, outstanding as of February 23, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal period ended December 31, 2025 filed with the Securities and Exchange Commission on February 27, 2026.
- William J. McMorrow Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,400,118; shared voting power 0; sole dispositive power 8,400,118; shared dispositive power 0; aggregate amount beneficially owned 8,400,118 (6.1% of the class)
  Comment: * This calculation in item 18 is based on 138,464,514 shares of Common Stock, par value $0.0001 per share, outstanding as of February 23, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal period ended December 31, 2025 filed with the Securities and Exchange Commission on February 27, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: KENNEDY-WILSON HOLDINGS, INC.
Address of issuer's principal executive offices: 151 S. El Camino Drive, Beverly Hills, California (CA), 90212
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed with the Securities and Exchange Commission (the "SEC") on behalf of William J. McMorrow ("McMorrow") and the William J. McMorrow Revocable Trust (the "Trust", and, together with McMorrow, the "Reporting Persons") relating to shares of common stock, par value $0.0001 per share ("Common Stock") of Kennedy-Wilson Holdings, Inc., a Delaware corporation (the "Company" or "Issuer"). This Amendment amends and supplements the Schedule 13D filed by McMorrow with the SEC on December 4, 2009, as amended by Amendment No. 1 to Schedule 13D filed by McMorrow with the SEC on January 21, 2011, as amended by Amendment No. 2 to Schedule 13D filed by McMorrow with the SEC on December 4, 2025 and as amended by Amendment No. 3 to Schedule 13D filed by McMorrow with the SEC on February 17, 2026 (as so amended, the "Existing Schedules 13D"). Capitalized terms used in this Amendment No. 4 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedules 13D. Except as specifically amended hereby, items in the Existing Schedules 13D remain unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: OO

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following before the third to last paragraph:

Amendment to Agreement and Plan of Merger

On March 15, 2026, Kennedy-Wilson Holdings, Inc., a Delaware corporation (the "Company"), entered into an Amendment (the "Merger Agreement Amendment") with Kona Bidco, LLC ("Parent"), a Delaware limited liability company, and Kona Merger Subsidiary, Inc. ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of Parent to the Agreement and Plan of Merger, dated as of February 16, 2026 (the "Original Merger Agreement", as amended, supplemented and otherwise modified by the Merger Agreement Amendment, the "Merger Agreement"), by and among the Company, Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger").

The Merger Agreement Amendment amends the Original Merger Agreement to require, as a condition to the completion of the Merger, and in accordance with Section 203(a)(3) of the Delaware General Corporation Law (the "DGCL"), the affirmative vote of at least two-thirds of the outstanding voting power of (i) the Company's common stock, par value $0.0001 per share, (ii) the Company's 5.75% Series A Cumulative Perpetual Convertible Preferred Stock (on an as-converted basis), (iii) the Company's 4.75% Series B Cumulative Perpetual Preferred Stock (based on the number of outstanding warrants issued in connection with the issuance of such preferred stock) and (iv) the Company's 6.00% Series C Cumulative Perpetual Preferred Stock (based on the number of outstanding warrants issued in connection with the issuance of such preferred stock) (the securities described in clauses (i)-(iv), collectively, the "Company Voting Stock") entitled to vote on the proposal to adopt the Merger Agreement, excluding the Company Voting Stock "owned" (as such term is defined in Section 203 of the DGCL) by William J. McMorrow, Matthew Windisch, In Ku Lee and certain affiliates of Fairfax Financial Holdings Limited, a corporation organized under the laws of Canada, that are holders of the Company Voting Stock and each of their respective "affiliates" and "associates" (as such terms are defined in Section 203 of the DGCL).

The foregoing description of the Merger Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated by herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The ownership percentages set forth in clauses (a) through (e) of Item 5 below are based on 138,464,514 shares of Common Stock, par value $0.0001 per share outstanding as of February 23, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal period ended December 31, 2025 filed with the SEC on February 27, 2026 (and does not include 25,381,540 shares of Common Stock underlying warrants and beneficially owned by Fairfax, of which 7,753,513 shares underlying warrants are not exercisable by Fairfax pursuant to the limitation on their right to exercise). (a) The Reporting Persons beneficially own an aggregate of 11,698,621 shares of Common Stock, which represent, in the aggregate, approximately, 8.4% of the outstanding shares of Common Stock. Of these, (i) 3,199,209 shares of Common Stock are held directly and of record by McMorrow; (ii) 8,400,118 shares of Common Stock are held directly and of record by the Trust; (iii) 8,443 shares of Common Stock are held directly and of record by the John & Sons Retirement Trust; and (iv) 90,851 shares of Common Stock are held directly and of record by Leslie McMorrow, McMorrow's wife. McMorrow disclaims beneficial ownership of the shares owned by his wife. Amount does not include 352,743 unvested time-based RSUs granted to the Reporting Person pursuant to the Issuer's equity plan.
Number of shares as to which each person has sole or shared power to vote or dispose: The Trust has the sole power to vote and the sole power to dispose of the 8,400,118 shares of Common Stock held directly and of record by the Trust, which shares represent approximately 6.1% of the outstanding shares of Common Stock. McMorrow is the grantor and sole trustee of the Trust; accordingly, each of the Trust and McMorrow may be deemed to be the beneficial owner of the 8,400,118 shares of Common Stock held directly and of record by the Trust. In addition, McMorrow has the sole power to vote and the sole power to dispose of the 3,199,209 shares of Common Stock that he holds directly and of record, which shares represent approximately 2.3% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: Other than as described elsewhere in this Schedule 13D (including the information in Item 3 which is incorporated herein by reference), the Reporting Persons have effected no transactions in shares of Common Stock during the last sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Item 6 of this Schedule 13D is hereby amended and restated to incorporate by reference the Information set forth in Item 4 of this Amendment No. 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following is filed herewith as an exhibit:

Ex. 9 Amendment to the Agreement and Plan of Merger, dated as of March 15, 2026 by and among Kennedy-Wilson Holdings, Inc., Kona Bidco, LLC and Kona Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed March 16, 2026).

## Signatures
- William J. McMorrow: /s/ William J. McMorrow, William J. McMorrow (03/17/2026)
- William J. McMorrow Revocable Trust: /s/ William J. McMorrow, Trustee, William J. McMorrow, Trustee (03/17/2026)